Exhibit 107

Calculation of Filing Fee Tables

FORM PRE 14A
(Form Type)

International Media Acquisition Corp.
(Exact Name of Registrant as Specified in its Charter)

Title of each class of securities to be registered	Aggregate number of securities to which transaction applies	Proposed maximum aggregate value of transaction(1)	Total fee(2)
Common stock, par value $0.0001 per share(1)	—	$140,000,000	$15,428

(1)	The proposed maximum aggregate value of the transaction was based on an enterprise value of $140,000,000 for Reliance Entertainment Studios Private Limited (“Reliance”), which consideration is payable in four tranches in accordance with the terms of that certain stock purchase agreements entered into by and between International Media Acquisition Corp. and Reliance on October 22, 2022.

(2)	Calculated pursuant to Rule 457 of the Securities Act by calculating the product of (i) the proposed maximum aggregate offering price and (ii) 0.00011020.